Exhibit 99.1

Sun Life Announces Intention to Renew Normal Course Issuer Bid

TORONTO, Aug. 12, 2024 /CNW/ - Sun Life Financial Inc. (TSX: SLF) (NYSE: SLF) (the "Company" or "Sun Life") announced today that, subject to the approval of the Office of the Superintendent of Financial Institutions ("OSFI") and the Toronto Stock Exchange (the "TSX"), it intends to renew its normal course issuer bid to purchase up to 15,000,000 of its common shares (representing approximately 2.6% of the 578,405,077 common shares issued and outstanding as at June 30, 2024) (the "NCIB"). The Company will file a notice of intention with the TSX in this regard.

The NCIB will provide the Company with the flexibility to acquire common shares in order to return capital to shareholders as part of its overall capital management strategy.

The NCIB is expected to commence on August 29, 2024, or such earlier date determined by the Company following receipt of applicable approvals by OSFI and the TSX, and will end at the latest on the date that is 12 months after the commencement of the NCIB. Purchases under the NCIB may be made through the facilities of the TSX, other Canadian stock exchanges and/or alternative Canadian trading platforms, at prevailing market rates. Subject to regulatory approval, purchases under the NCIB may also be made by way of private agreements or share repurchase programs under issuer bid exemption orders issued by securities regulatory authorities. Any purchases made under an exemption order issued by a securities regulatory authority will generally be at a discount to the prevailing market price. The actual number of common shares purchased under the NCIB, and the timing of such purchases (if any), will be determined by the Company. Any common shares purchased by the Company pursuant to the NCIB will be cancelled or used in connection with certain equity settled incentive arrangements.

From time to time, when the Company does not possess material non-public information about itself or its securities, it may enter into a pre-defined plan with its broker to allow for the repurchase of common shares of the Company at times when the Company ordinarily would not be active in the market due to its own internal trading blackout periods, insider trading rules or otherwise. Any such plans entered into with the Company's broker will be adopted in accordance with applicable Canadian securities laws.

Forward-Looking Statements
From time to time, the Company makes written or oral forward-looking statements within the meaning of certain securities laws, including the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements contained in this news release include statements (i) relating to the Company's potential normal course issuer bid (including, but not limited to, statements relating to the entrance into a pre-defined plan with its broker), (ii) that are predictive in nature or that depend upon or refer to future events or conditions, and (iii) that include words such as "intends", "expects", "will" and similar expressions. The forward-looking statements made in this news release are stated as at August 12, 2024, represent the Company's current expectations, estimates and projections regarding future events and are not historical facts. These statements are not a guarantee of future performance and involve assumptions and risks and uncertainties that are difficult to predict. Some of these assumptions and risks and uncertainties are described further in the Company's management's discussion and analysis for the year ended December 31, 2023 under the heading "Forward-looking Statements", in the risk factors set out in the Company's annual information form for the year ended December 31, 2023 under the heading "Risk Factors", and in the Company's interim management's discussion and analysis for the quarter ended June 30, 2024 under the heading "Risk Management", in the other factors detailed in the Company's annual and interim financial statements and in the Company's other filings with Canadian and U.S. securities regulators, which are available for review at www.sedarplus.ca and www.sec.gov, respectively. Actual results may differ materially from those expressed, implied or forecasted in such forward-looking statements and there is no assurance that OSFI and/or the TSX will approve the NCIB or that any common shares will be purchased under the NCIB.

The Company does not undertake any obligation to update or revise its forward-looking statements to reflect events or circumstances after the date of this news release or to reflect the occurrence of unanticipated events, except as required by law.

About Sun Life
Sun Life is a leading international financial services organization providing asset management, wealth, insurance and health solutions to individual and institutional Clients. Sun Life has operations in a number of markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of June 30, 2024, Sun Life had total assets under management of $1.46 trillion. For more information, please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

Note to editors: All figures in Canadian dollars

Media Relations Contact:	Investor Relations Contact:
Kim Race	David Garg
Director	Senior Vice-President, Capital
Corporate Communications	Management and Investor Relations
T. 416-779-4574	T. 416-408-8649
kim.race@sunlife.com	david.garg@sunlife.com

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SOURCE Sun Life Financial Inc.

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%CIK: 0001097362

CO: Sun Life Financial Inc.

CNW 17:03e 12-AUG-24